U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, 1 Shui’an South Street Chaoyang District, Beijing, 100012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Explanatory Note:

The Registrant is filing this Report on Form 6-K to report its financial results for the six months ended December 31, 2021 and to discuss its recent corporate developments.

Attached as exhibits to this Report on Form 6-K are:

(1) the unaudited condensed interim consolidated financial statements and related notes as Exhibit 99.1;

(2) Management’s Discussion and Analysis of Financial Condition and Results of Operations as Exhibit 99.2;

(3) the press release dated March 30, 2022 titled “Recon Technology Reports Financial Results for the First Six Months of Fiscal Year 2022” as Exhibit 99.3;

(4) Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

This report on Form 6-K is hereby incorporated by reference into the Company’s:

(i) Registration Statement on Form S-8 (file No. 333-228918) filed with SEC on December 20, 2018 and the reoffer prospectus, dated December 20, 2018, contained therein;

(ii) Registration Statement on Form F-3 (file No. 333-234660) filed with SEC on November 13, 2019 and declared effective on November 26, 2019;

(iii) Registration Statement on Form F-3 (file No. 333-239910) filed with SEC on July 17, 2020 and declared effective on August 11, 2020;

(iv) Registration Statement on Form F-3 (file No. 333-249930) filed with SEC on November 6, 2020 and declared effective on November 19, 2020; and

(v) Registration Statement on Form F-3 (file No. 333-252968) filed with SEC on February 10, 2021 and declared effective on February 19, 2021.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this annual report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibit Index:

99.1	Unaudited Consolidated Financial Statements and Related Notes for the Six Months Ended December 31, 2021 and 2020.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

99.3	Press release dated March 30, 2022 titled “Recon Technology Reports Financial Results for the First Six Months of Fiscal Year 2022.”

101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

March 31, 2022	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer